NAME OF REGISTRANT: Chubb Limited

NAME OF PERSON RELYING ON EXEMPTION: Green Century Equity Fund

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 13 on Chubb Limited’s 2022 Proxy Statement:

Align Underwriting Fossil Fuel Development Strategies with Global Benchmarks

Chubb Limited Symbol: CB

Filed by: Green Century Equity Fund

Green Century Capital Management, Inc., (“the Proponent”) is the investment advisor to the Green Century Equity Fund, which seeks your support for the climate-related proposal filed at Chubb Limited (hereby referred to as “Chubb” or “the Company”) in the 2022 proxy statement asking the Company to align its underwriting strategies with the International Energy Agency’s (IEA) Net Zero by 2050 Roadmap (“the Roadmap”) in order to limit global temperature rise to 1.5°C and avert the worst impacts of climate change. The Proponent believes that underwriting new supply of coal, oil, and gas is not needed in order to maintain necessary global access to fossil fuels. Continuing to enable emissions from the fossil fuel industry threatens to increase insured losses, decrease Chubb’s client base, and amplify portfolio, competitive and reputational risks to the Company and its investors.

RESOLVED: Shareholders request that Chubb’s Board of Directors adopt and disclose new policies to help ensure that its underwriting practices do not support new fossil fuel supplies, in alignment with the IEA’s Net Zero Emissions by 2050 Scenario.

Supporting Statement:

The board and management, in its discretion, should define the scope, time frames and parameters of the policy, including defining "new fossil fuel supplies," with an eye toward the well-accepted definition that new fossil fuel supplies include exploration for and/or development of oil, gas, and coal resources or reserves beyond those fields or mines already in production.

RATIONALE FOR A “YES” VOTE

1.	Risk Due to Increases in Insured Losses - Product emissions from Chubb’s fossil fuel industry clients contribute to a changing climate, which has been linked to increased occurrences and severity of hurricanes, wildfires, flooding and more. Chubb is very likely to see an increase in insured losses from clients affected by these catastrophes.
2.	Risk Due to Decreases in Size of Client Base - Climate change is predicted to cause a growth in the numbers of clients who operate in high-risk areas and who may become uninsurable, thus posing a risk to Company profitability.
3.	Portfolio Risk - Emissions enabled by underwriting new risks for fossil fuel clients may increase the potential for negative impacts on insurers’ equity and debt holdings, weakening their own financial stability. Insured emissions may adversely impact universal owners who may not be able to diversify away from large, system-wide risks such as climate change.
4.	Competitive Risk - Chubb lags peers in setting ambitious climate-related underwriting exclusions. Investors seeking superior management of ESG risk may decide not to invest with Chubb.
5.	Reputational Risk - Failure to adopt leading climate policies exposes Chubb to public awareness campaigns and negative media coverage focused on the insurance industry’s role in fossil fuel expansion.

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This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Equity Fund urges shareholders to vote for Item Number 13 following the instruction provided on the management’s proxy mailing.

I.	EXECUTIVE SUMMARY

Property and casualty insurers such as Chubb are particularly exposed to an increasingly erratic climate, which is caused, in part, by the emissions from their coal, oil, and gas clients. Predicted increases in the frequency and impact of natural catastrophes are likely to lead to significantly greater insured losses and harm to universal owners, including insurers, whose debt and equity investments may lose value from climate-related losses.

The Intergovernmental Panel on Climate Change (IPCC) has repeatedly warned that failure to rein in greenhouse gas emissions will result in significant economic disruption and natural resource damage, and predicts damage will be “irreversible” in certain cases.

The IEA integrates the IPCC’s climate conclusions in its Net Zero by 2050 Roadmap and delineates a pathway to guide the energy sector toward achieving a 1.5°C warming limit. The Roadmap does not set out specific action plans or milestones, but maps a sectoral decline in emissions. In the Roadmap, the IEA concludes that in order to avoid surpassing the 1.5°C limit, there is no room for development of new coal, oil, and gas supply, and, by extension, there is no room to underwrite new supply, either.

While addressing some coal-related and all tar sands-related risks, Chubb’s underwriting exclusions leave considerable loopholes allowing it to insure new coal, oil and gas risks. Investors are concerned that Chubb’s current underwriting strategies will lead to increased financial, portfolio, competitive, and reputational risks.

The Proposal asks Chubb to align its underwriting policies with the IEA’s Net Zero by 2050 Roadmap by excluding underwriting new fossil fuel development but does not contemplate shuttering existing fossil fuel operations. Additionally, it weighs in on a societally relevant issue and allows board and management appropriate flexibility in its implementation.

II.	CHUBB’S CURRENT UNDERWRITING POLICIES AND CLIMATE COMMITMENTS DO NOT ALIGN WITH THE RECOMMENDATIONS OF IPCC AND IEA

1.	The IPCC and IEA recommend no development of new fossil fuel supplies

In early April 2022, the IPCC finalized the third part of its sixth assessment report (AR6), which makes clear that the emissions associated with existing and planned fossil fuel infrastructure are already enough to exceed 1.5°C and potentially go beyond 2°C of warming.1 The report states that new fossil fuel infrastructure is incompatible with international climate goals for limiting global warming. Moreover, up to $4 trillion of fossil fuels and related infrastructure may have to be abandoned by 2050 to maintain safe temperature limits.2

The IEA provides data and recommendations to policy makers on the energy sector, and in May 2021, it released its landmark Net Zero by 2050 Roadmap. In designing its roadmap, the IEA worked to minimize the stranding of upstream product assets and to avoid early closure of fields where significant capital had already been invested, citing the need for an orderly transition.3

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While balancing the future demand for affordable energy and the imperative to limit climate change, the IEA concludes that there is “no need” for fossil fuel development beyond development plans committed through 2021.4 Further, it describes predicted declines in fossil fuel demand that would occur under a net zero by 2050 scenario:

The unwavering policy focus on climate change in the net zero pathway results in a sharp decline in fossil fuel demand, meaning that the focus for oil and gas producers switches entirely to output – and emissions reductions – from the operation of existing assets. Unabated coal demand declines by 98% to just less than 1% of total energy use in 2050. Gas demand declines by 55% to 1,750 billion cubic metres and oil declines by 75% to 24 million barrels per day (mb/d), from around 90 mb/d in 2020.5

2.	Chubb’s underwriting exclusions do not adequately address its climate risk or investor need for transparency on how it will manage its risk

In 2019, Chubb adopted a partial exclusion for underwriting new risks for the most carbon intensive fuel – coal. In addition, it determined it would phase out coverage of new and existing risks for coal plant construction and operation, thermal coal mining, and energy production from coal operations exceeding a 30% revenue or energy generation threshold.6 It adopted similar restrictions on new debt and equity investments, and in its opposition statement to this Proposal, Chubb announced for the first time that it would no longer underwrite risks related to tar sands.

However, Chubb’s policies have loopholes that allow it to continue to underwrite coal-related risks for regions with “no other options” (i.e., beyond building coal plants) and coal-fired energy generation when “alternative energy sources in a region are not viable.” It’s estimated that the loopholes and exceptions to its exclusions would allow Chubb to underwrite more than 50 coal-related projects worldwide.7 Equally troubling, it has no exclusions on oil or gas development.

Unfortunately, Chubb’s underwriting restrictions are insufficient to align with the IPCC’s recommendation to limit global temperature rise to 1.5℃ or the IEA’s conclusion that no new fossil fuel development is needed to meet the 1.5℃ limit.

Beyond its stated exclusions, investors lack insight into Chubb’s climate risk management, the extent of its exposure to the fossil fuel industry, and the percent of premiums collected by industry sector (such as from the coal, oil, and gas industries). The Company’s TCFD report provides only the most general overview of how it is thinking about climate risk or planning for increases in natural catastrophe claims.8 Aligning underwriting to an external benchmark, like the Roadmap, telegraphs Company intentions without the need to share this type of proprietary and confidential information.

3.	Chubb acknowledges the need for a global transition to a net zero economy but does not include itself in that transition

Chubb declares in its opposition statement that it “recognizes the existential threat of global warming and the necessity of moving away from global reliance on fossil fuels. Chubb announced its support for a global transition to a net zero economy by 2050 and we have acknowledged our responsibility to take action to support and encourage this transition.”

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Yet, despite its stated support for a global transition to a net zero economy, Chubb remains one of the major underwriters of the fossil fuel sector, including new fossil fuel development. For example, a recent report revealed that the Company is one of the leading underwriters9 of new offshore oil development on the Brazilian coast, led by Petrobras, Brazil’s national oil company. Petrobras is responsible for extracting nearly 93% of Brazil’s oil and gas and has the fifth largest oil and gas expansion plans by volume in the world. Currently, Chubb underwrites 60% of Petrobras’ general civil liability and 50% of its transport-related risks.10

Chubb is also a named underwriter of numerous insurance certificates for North American oil and gas pipelines, and, only 9 months ago, committed to stop underwriting the controversial Trans Mountain pipeline.11 The Company has no exclusions on developing new oil and gas supply, including in sensitive areas such as the Arctic National Wildlife Refuge.

III.	ASSESSMENT OF CHUBB’S RISKS

1.	Risk of increases in insured losses challenges Chubb’s profitability

Although not every insured loss can be directly linked to climate change, insured losses caused by natural catastrophes are increasing.

●	The Swiss Re Group reported in 2021 that “... insured losses from natural disasters again exceeded the previous ten-year average, continuing the trend of an annual 5–6% rise in losses seen in recent decades.” And that “It seems to have become the norm that at least one secondary peril event such as a severe flooding, winter storm or wildfire, each year results in losses of more than USD 10 billion.”[1] Unfortunately, according to industry experts, modeling for secondary perils is not yet fully developed.[12]
●	The International Association of Insurance Supervisors reported similar findings in 2018, stating that “...climate change is already affecting the frequency and concentration of high impact natural catastrophes around the world, leading to increases in weather-related insurance claims. For instance, the Lloyd's market reports to have paid out US$5.8bn in major claims, most of which were climate-related.” It further notes that the “claims burden disasters in 2017 has had material financial impacts for non-life insurers, with industry Return on Equity dropping from 11% in 2016 to -4% in 2017.”[13]

2.	Risk due to decreases in numbers of insurable clients as a result of impacts of climate change

In addition to providing coverage to fossil fuel clients, Chubb also underwrites property and casualty policies for homeowners and businesses. This puts Chubb in the position of supporting clients whose emissions fuel increasingly strong and unpredictable storms, wildfires, and heat waves, while simultaneously covering clients against those perils. Such climate impacts may make covering clients in certain vulnerable regions unprofitable. Thus, Chubb’s underwriting strategies may, in a sense, be inadvertently reducing the number of clients eligible for its insurance.

As an example, drought and wildfires largely believed to be amplified by climate change have created uninsurable areas in California. Just last year, Chubb pulled out of insuring customers in certain wildfire-prone areas in California, and unfortunately, the emergence of areas across the world becoming “uninsurable” is likely to increase.

The Company has not indicated how it will address the risk that a smaller pool of customers able to afford its insurance may erode its profits. It can increase premiums as costs and risks rise, but climate change drives systemic risk in every kind of underwriting segment. Therefore, the ability to raise rates commensurate with the risk may meet a ceiling where customers can and will no longer afford coverage, potentially resulting in major changes in its customer base.

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3.	Chubb lags its competitors in addressing climate risk

The Company lags behind competitors in making meaningful commitments. For example, Chubb competitors, including AXA, Allianz, Aviva, Generali, Munich Re, SCOR, Swiss Re, and Zurich, are all founding members of the U.N.-convened Net Zero Insurance Alliance, and all have committed to transitioning their underwriting portfolios to net zero emissions by 2050. U.S.-based insurer, AIG, also just announced its own commitment to net zero emissions by 2050.

These commitments exceed Chubb’s underwriting exclusion of tar sands risks and partial underwriting exclusions of risks related to coal plant construction and coal-related operations:

●	Generali - In June 2021, Generali announced that it would no longer underwrite upstream oil and gas activities.[14]
●	Suncorp - Suncorp has committed to not directly invest in, finance or underwrite new oil and gas exploration or production by 2025.[15]
●	Swiss Re – In March 2022, Swiss Re decided it would no longer insure most new oil and gas projects.[16]
●	Zurich - Zurich has ruled out underwriting upstream oil greenfield exploration projects from companies without transition plans.[17]
●	AIG - In early 2022, AIG committed to a net zero emissions goal by 2050, using science-based emissions reduction targets, and to not investing in or providing insurance cover for any new Arctic energy exploration.[18]

4.	Failure to align its underwriting with global benchmarks that are aimed at limiting global temperature rise to 1.5℃ may expose Chubb to ESG-related risk

This Proposal provides an opportunity for investors to guide Company policy in a manner consistent with ESG investment fiduciaries’ diligence responsibilities meant to ensure that stock holdings in Chubb can remain in ESG labeled funds, which accounted for 1 in 3 dollars invested in the U.S. at the end of 2019.19 The Proposal enables due diligence that is responsive to recent scrutiny of ESG investors found in the SEC’s report entitled, “Division of Examinations” Review of ESG Investing.

The SEC noted in its report that numerous investment products and financial services have incorporated ESG and that the division will be monitoring the accuracy of disclosures on ESG investing. Consequently, the SEC will focus on firms engaging in ESG investing by reviewing their policies, procedures, and practices related to ESG as well as due diligence and other processes for selecting, investing in, and monitoring investments in view of the firms’ disclosed ESG investing approaches.

Chubb’s adoption of the Proposal’s request could help meet its investors’ ESG expectations and make it an attractive option for ESG portfolio managers.

5.	Chubb’s underwriting of new fossil fuel development creates reputational risks

The Company has been the subject of public campaigns specifically targeting Chubb and its CEO. For example, Insurance Business America20 ran an article in May 2021 entitled, “Chubb CEO under fire for environmental approach – 70 groups join forces,” Similarly, the Washington Post21 published an article in October 2021 highlighting activists protesting outside of the U.S. Open Tennis exhorting Chubb to “Stop insuring the climate crisis.” S&P Market Intelligence22 called attention to Chubb’s appetite for underwriting new oil risks in an article entitled “Chubb, Mapfre, Tokio Marine criticized over Brazil offshore oil cover.”

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By contrast, insurers making steps to scale back their underwriting of fossil fuels have received positive press including: AIG in Reuters23, the insurers who are the founding members of the Net Zero Insurance Alliance, also in Reuters24, and AXA in the New York Times.25 When Chubb announced coal underwriting restrictions, it also received positive coverage from the press.26

IV.	WHAT THE PROPOSAL DOES AND DOES NOT ASK FOR

The Proposal’s request to align underwriting practices with global benchmarks is commensurate with the magnitude of Chubb’s climate risk. The Proposal highlights the IEA Net Zero by 2050 Roadmap as a key benchmark for the issue of globally aligned fossil fuel underwriting, but also provides ample flexibility for Chubb’s board and management to determine how best to implement underwriting alignment. Asking for alignment with the IEA Roadmap also addresses investor concerns about Chubb policy transparency.

The Proposal’s request to align with the IEA Roadmap does not contemplate shuttering existing fossil fuel operations. Rather, it reflects current climate science, which tells us that new fossil fuel supply, beyond expansion already committed, risks causing significant damage to infrastructure, businesses, homes, natural resources, biodiversity, and human resilience.

CONCLUSION

Continuing to underwrite new fossil fuel supply is contrary to the recommendations of the IPCC for limiting some of the severe impacts of climate change. Climate change will, and currently is, increasing insured natural catastrophe losses. Such losses have the potential to lower Chubb’s overall profitability, and the impacts of climate change may destabilize financial returns for universal owners, including Chubb.

Shareholders are rightly concerned that Chubb is not adequately aligned with benchmarks like the IEA’s Net Zero by 2050 Roadmap, and by continuing to underwrite fossil fuel expansion, may be locking in carbon emission for many decades. Voting in favor of the Proposal will provide important input to the board and management as to how to balance Chubb’s short-term strategies against its long-term risk.

Shareholders are urged to vote FOR the proposal asking Chubb to align with the IEA’s Net Zero by 2050 Roadmap and discontinue underwriting the development of new fossil fuel supplies.

For questions regarding this proposal, please contact Andrea Ranger, Green Century Capital Management, aranger@greencentury.com.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Equity Fund urges shareholders to vote for Item Number 13 following the instruction provided on the management’s proxy mailing.

1 https://grist.org/science/we-are-at-a-crossroads-new-ipcc-report-says-its-fossil-fuels-or-our-future/

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2 https://qz.com/2150910/the-new-ipcc-report-is-a-4-trillion-warning-to-investors/

3 https://www.greenpeace.org.uk/wp-content/uploads/2022/02/zeroing_in_investor_briefing.pdf

4 https://iea.blob.core.windows.net/assets/deebef5d-0c34-4539-9d0c-10b13d840027/NetZeroby2050-ARoadmapfortheGlobalEnergySector_CORR.pdf. Pg 21.

5 Ibid.

6 https://about.chubb.com/citizenship/environment/coal-policy.html

7 https://www.coalexit.org/

8 https://www.chubb.com/content/dam/chubb-sites/chubb-com/us-en/about-chubb/environment/doc/Chubb_2021_Climate-Related_Financial_Disclosure_and_Environmental_Report.pdf

9 https://insureourfuture.co/wp-content/uploads/2021/11/2021-Insure-Our-Future-Scorecard.pdf

10 https://global.insure-our-future.com/wp-content/uploads/sites/2/2022/02/IOF-Brazil-report_FINAL.pdf

11 https://www.theenergymix.com/2021/09/16/chubb-quietly-confirms-withdrawal-as-trans-mountain-insurer/

12 https://www.swissre.com/media/news-releases/nr-20211214-sigma-full-year-2021-preliminary-natcat-loss-estimates.html

13https://www.insurancejournal.com/research/app/uploads/2018/08/IAIS_and_SIF_Issues_Paper_on_Climate_Change_Risks_to_the_Insurance_Sector_-1.pdf. Pg 17.

14 https://www.insurancebusinessmag.com/us/news/environmental/generali-unveils-ambitious-climate-goals-259573.aspx

15 https://www.suncorpgroup.com.au/corporate-responsibility/sustainable-growth/responsible-banking-insurance-investing

16 https://www.reuters.com/business/sustainable-business/swiss-re-cuts-fossil-fuel-cover-oil-gas-help-climate-2022-03-17/

17 https://www.insurancejournal.com/news/international/2021/11/18/642779.htm

18 https://aig.gcs-web.com/node/53226/pdf

19 https://www.ussif.org/sribasics

20 https://www.insurancebusinessmag.com/us/news/environmental/chubb-ceo-underfire-for-environmental-approach--70-groups-join-forces-255727.aspx

21 https://www.washingtonpost.com/climate-environment/2021/10/26/climate-change-insurance-coal/

22 https://www.spglobal.com/marketintelligence/en/news-insights/latest-news-headlines/chubb-mapfre-tokio-marine-criticized-over-brazil-offshore-oil-cover-68488210

23 https://www.reuters.com/business/sustainable-business/insurer-aig-steps-back-coal-arctic-energy-underwriting-2022-03-01/#:~:text=March%201%20(Reuters)%20%2D%20U.S.,coal%20mines%20or%20oil%20sands.

24 https://www.reuters.com/business/sustainable-business/big-insurance-companies-launch-net-zero-climate-alliance-2021-07-11/

25 https://www.nytimes.com/2021/11/23/business/dealbook/insurance-companies-coal.html

26 https://www.reuters.com/article/us-chubb-ltd-ch-coal-policy/u-s-insurer-chubb-pulls-back-from-coal-idUSKCN1TW3I2